Exhibit (h)(liv)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

VCPSM Total Return Balanced Portfolio

This AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 25th day of May, 2016, by and between SUNAMERICA SERIES TRUST, a Massachusetts business trust (the “Trust”), on behalf of the VCP TOTAL RETURN BALANCEDSM PORTFOLIO (the “Portfolio”), and SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser serves as the investment adviser to the Portfolio pursuant to an Investment Advisory and Management Agreement dated January 1, 1999, as amended (the “Advisory Agreement”); and

WHEREAS, the Trust, on behalf of the Portfolio, and the Adviser entered into an Amended and Restated Expense Limitation Agreement dated as of January 31, 2014 (the “Expense Limitation Agreement”), whereby the Adviser has agreed to waive its fees and/or reimburse expenses to the extent necessary so that the Portfolio’s annual fund operating expenses with respect to its Class 3 shares do not exceed 1.16%, as described in the Trust’s registration statement; and

WHEREAS, at a meeting held on March 24, 2016, the Board of Trustees of the Trust authorized the Trust to register an indefinite number of Class 1 shares of the Portfolio, and the registration statement with respect to the Portfolio’s Class 1 shares became effective on May 1, 2016; and

WHEREAS, the Trust, on behalf of the Portfolio, and Adviser desire to amend and restate the Expense Limitation Agreement to limit the Portfolio’s annual portfolio operating expenses with respect to the Portfolio’s Class 1 shares.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary so that the “annual fund operating expenses,” as described in the registration statement form applicable to the Trust, do not exceed the following percentages of average daily net assets of each class of the Portfolio:

Class 1:                                    0.91%

Class 3:                                    1.16%

2.	Annual fund operating expenses shall not include extraordinary expenses (i.e., expenses that are unusual in nature and/or infrequent in occurrence, such as litigation), or acquired fund fees and expenses, brokerage commissions and other transactional expenses relating to the purchase and sale of portfolio securities, interest, taxes and governmental fees; and other expenses not incurred in the ordinary course of the Trust’s business on behalf of the Portfolio.

3.	This Agreement shall be effective as of the date first written above and shall continue in effect until April 30, 2017 the “Expiration Date”), unless earlier terminated by the Board of Trustees of the Trust, including a majority of the independent trustees. Independent trustees are trustees who are not deemed to be “interested persons” of the Trust, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Agreement shall continue in effect for successive one-year periods from the Expiration Date only if the Adviser notifies the Portfolio prior to the Expiration Date that it agrees to extend the current expense cap applicable to the Portfolio for an additional one-year period. Upon the termination of the Advisory Agreement, this Agreement shall automatically terminate.

4.	The Adviser hereby retains the right to receive reimbursements of, and the Trust, on behalf of the Portfolio, hereby agrees to reimburse reductions of the fees paid to the Adviser under the Advisory Agreement and the expenses paid by the Adviser or reimbursed by it in accordance with paragraph 1 above, for a period of two years after the occurrence of any waiver and/or reimbursement; provided, however, that such payment to the Adviser shall not be made if it would cause the annual fund operating expenses of the Portfolio’s Class 1 shares and Class 3 shares to exceed 0.91% and 1.16%, respectively. Upon the termination of this Agreement, the Adviser will continue to be entitled to receive reimbursements of amounts already waived and/or reimbursed under Section 1, provided that such amounts are paid to the Adviser in accordance with the provisions of Section 1, and at the expense cap levels in effect at the time such waivers and/or reimbursements occurred.

5.	This Agreement shall be constructed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

6.	This Agreement may be amended by mutual consent or the parties hereto in writing.

7.	The Declaration of Trust establishing SunAmerica Series Trust, dated September 11, 1992, a copy of which, together with all amendments thereto, including amended and restated Declarations of Trust (the “Declaration”), is on file in the office of the Secretary of the Commonwealth of Massachusetts, provides that the name “SunAmerica Series Trust” refers to the Trustees under the Declaration collectively as trustees, but not as individuals or personally, and no Trustee, shareholder, officer, employee or agent of the Trust shall be held to any personal liability, nor shall resort be had to their private property for satisfaction of any obligation or claim or otherwise in connection with the affairs of the Trust, but the “Trust Property” only shall be liable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

SUNAMERICA SERIES TRUST,
on behalf of the VCPSM Total Return Balanced Portfolio

By:	/s/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ PETER A. HARBECK
Name:	Peter A. Harbeck
Title:	President and Chief Executive Officer